Via EDGAR (Correspondence)

May 27, 2011

Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	State Street Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 001-07511

Dear Ms. Hayes:

This letter sets forth the response of State Street Corporation, a Massachusetts corporation (“State Street,” “we,” “us,” “our” or similar terms), to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of April 27, 2011 (the “Comment Letter”) regarding the above-referenced report.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow each of the comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1A, Risk Factors, page 7

1.	We note disclosure in your risk factor included in the second paragraph of page nine related to the credit facilities provided in connection with the remarketing of municipal obligations, which potentially expose you to credit exposure to the municipalities issuing such bonds. Additionally, we note that you hold a portfolio of state and municipal bonds, which in light of the current economic environment, have increased in risk. Please provide us with an analysis that summarizes and quantifies your exposures (both direct and indirect) to state and municipal entities, including but not limited to direct investments in municipal bonds, letters of credit and sponsorship of municipal bond securitization vehicles. Please also consider revising your future filings beginning with your Form 10-Q for the period ended March 31, 2011 to more clearly disclose your risk concentration within this industry.

As we noted in our risk factors disclosure, our credit exposure to municipalities is composed of certain municipal bonds held in our investment securities portfolio, including bonds that we finance through a tender option bond program, as well as credit and liquidity facilities that support variable rate-bonds and commercial paper. We manage our risk by capping our exposure by municipal related business line and conducting each business in accordance with approved policies and guidelines. In addition, we actively monitor our overall risk exposure to municipalities; this monitoring includes the performance of regular credit reviews. The proposed additional disclosure below generally represents how we plan to provide additional detail on our exposure to state and municipal obligors in future filings:

The following table presents our credit exposure to state and municipal obligors as of the quarter ended, grouped by state to display geographic dispersion, that represent 5% or more of our aggregate municipal credit exposure across our businesses:

(Dollars in billions)

State of Issuer	State and Municipal Debt Holdings		Credit and Liquidity Facilities		Total		% of Total Municipal Exposure
[name]	$	XX	$	XX	$	XX	XX	%

State Street’s municipal credit exposure in these portfolios is concentrated principally with highly rated counterparties, with XX% of obligors rated “AA” and higher. Approximately XX% and XX% of total exposures were associated with general obligation and revenue bonds, respectively. In addition, we had no exposures associated with healthcare, industrial development or land development. The portfolios are also diversified geographically; the states that represent our largest exposures are widely dispersed across the U.S. Please refer to note 3 for further discussion of our analysis of other-than-temporary impairment of certain debt holdings of municipal securities.

2.	We note your disclosure on page 17 in your risk factor related to potential losses arising from bankruptcy-related claims by and against Lehman entities in the U.S. and the U.K. We also note that it is possible that your obligations, net of recoveries, to Lehman entities may be substantial, with the result that your net payment obligations potentially could be as much as several hundred million dollars. Please tell us why you do not appear to have provided a discussion of this contingency in Note 11 of your consolidated financial statements. Additionally, please tell us whether you have accrued for any of your potential exposure related to this matter.

We have claims against Lehman Brothers Holdings, Inc and its subsidiaries, which we refer to as the Lehman entities, in bankruptcy proceedings in the Federal courts in the Southern District of New York with respect to claims against Lehman entities organized in the U.S., and in a bankruptcy proceeding in the U.K. for claims with respect to Lehman Brothers International (Europe), Ltd. These claims represent a net amount owed to us by the estate, which was derived based upon the settlement of various contracts with Lehman entities, in accordance with the underlying contractual arrangements. The purpose of the disclosure in the risk factor on pages 16 and 17 was to acknowledge that the Lehman estate may dispute these claims and may also assert amounts owed to them. Our claims against the estate primarily arise from the resolution of transactions that existed at the time the Lehman entities entered bankruptcy, including foreign exchange transactions, securities lending arrangements and repurchase agreements. Consistent with our correspondence with you in 2010, we continue to believe that our contingent exposure is neither reasonably possible nor estimable, and as we noted on page 16, we believe that the realizable value of our claims against the Lehman estate exceeds that of any potential amounts owed to the estate. As such, we believe that we have a receivable from the Lehman estate that represents a contingent gain. Accordingly, we do not believe that we have a reasonably possible loss contingency as defined by ASC Topic 450.

Pursuant to the provisions of ASC Topic 450, loss contingencies which are neither reasonably possible nor probable are neither disclosed nor reserved for. Further, given the inherent uncertainty with respect to the nature of these proceedings, we have not provided further discussion of this matter in Note 11 because, consistent with ASC 450-30-25-1, we have taken care to avoid misleading implications related to the likelihood of the realization of these claims.

We will continue to reassess our disclosures in future periods pursuant to ASC Topic 450 based on the status of these bankruptcy proceedings.

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 35

Consolidated Results of Operations, page 38

Trading Services, page 43

3.	We note your disclosure that trading services revenue includes revenue from foreign exchange trading and brokerage and other trading services. Given the significance of foreign exchange transactions to your results of operations, please revise future filings to describe the different ways in which you execute foreign exchange transactions with clients. As part of your enhanced disclosure, please describe the types of fees and other revenues earned by these different transactions, and the relative profitability and volume of each type.

Please refer to our additional disclosure regarding the descriptions of the different types of products included on page 13 of our most recent first quarter 2011 Form 10-Q. In addition, we propose to include the following disclosure in our Managements’ Discussion and Analysis for the six months ended June 30, 2011.

We offer a range of foreign exchange, or FX, products and execution models. As it relates to FX trading revenues, in performing these services, we are acting as a market maker for our clients. Most FX products and execution models can be grouped into three broad categories: “direct FX,” “indirect FX,” and electronic trading. We enter into FX transactions with clients and investment managers that contact our trading desk directly. These trades are all executed at rates agreed upon by us and the client or investment manager prior to execution. We refer to this activity, and our market making activities, as direct FX. Alternatively, clients or their investment managers may elect to route FX transactions to our FX desk through our asset servicing operation, which we refer to as indirect FX.

We execute indirect FX trades as a principal and set rates based upon a published formula. We derive our estimated revenues for indirect FX using an attribution methodology based upon estimated effective mark-ups/downs and observed client volumes. For the quarter ended June 30, 2011, these estimated indirect FX revenues were $XX. All other trading FX revenues not included in this indirect FX revenue estimate and unrelated to electronic trading are estimated and considered by us to be direct FX revenues. For the quarter ended June 30, 2011, these estimated direct FX revenues were $XX. In addition to products that generate FX trading revenues, clients may choose to execute FX transactions through one of our electronic trading platforms. Our compensation for this activity is based mainly on a “click” fee for this service, which is reported in trading services revenue in our consolidated statement of income. For the quarter ended June 30, 2011, these estimated direct FX revenues from electronic trading were $XX.

We believe that the nature of the information in the proposed disclosure provided above may, at this time, represent relevant enhanced information to users of our financial statements pertaining to the nature of our various foreign exchange products and execution models, as well as their relative significance to one another.

Liquidity, page 74

4.	We note your disclosure of the value of your liquid assets, as defined on page 76, as of December 31, 2010 and 2009. Given the importance of liquidity to your operations and the potential volatility of liquid assets on a daily basis, in addition to disclosing the amount of liquid assets as of the balance sheet dates, please also disclose the average amounts of liquid assets during the period. Additionally, please consider disaggregating and quantifying the components included in liquid assets, on both a period end and average during the period basis.

We measure and manage liquidity on a stand-alone basis at the parent company level, as well as on a consolidated basis at the State Street Corporation level. We recognize that the level of our liquid assets has the potential for volatility and, accordingly, will disclose our liquid assets on both a quarterly average and period-end basis in future filings.

5.	We note your disclosure on page 75 that you generally manage liquidity risk on a global basis at a consolidated level, but that you also manage parent company liquidity, and in certain cases, branch liquidity separately. Your disclosure then also describes that only certain subsidiaries have access to certain funding products, such as the federal funds market and the Federal Reserve’s discount window. In light of these differences, and the fact that liquidity is also managed separately at these other levels, in future filings please provide more quantitative discussion of liquidity, such as liquid assets, at these other levels.

In managing total global liquidity centrally, State Street pays particular attention to the cash position of our branches and subsidiaries as well as to the restrictions – both regulatory and operational – in place that may prevent us from transferring branch and subsidiary liquidity. Our branches and subsidiaries are inherently liquid, as their cash is largely invested in short-term money market assets, high-quality fixed-income securities and intercompany placements. The cash positions and liquidity restrictions of the branches and subsidiaries are captured in our overall liquid asset measure. In all cases, our branches and subsidiaries maintain sufficient liquidity to meet their obligations. However, it is difficult to determine a uniform measure of liquid assets for the various branches and subsidiaries, because local liquidity reporting requirements are often dictated by local regulatory requirements. As a result, State Street does not provide a quantitative discussion at the branch and subsidiary level.

Market Risk, page 79

6.

We note your disclosure on page 79 that as part of your trading activities, you assume positions in the foreign exchange and interest-rate markets by buying and selling cash instruments and using derivatives, and that the aggregate notional amount of those derivatives was $744.6 billion as of December 31, 2010. Based on disclosures here and in various parts of your filing, it appears that trading services includes revenue from foreign exchange trading and brokerage and other trading services. It is not clear, however, how much of this revenue was generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. Accordingly, please revise your future filings to separately disclose your revenues earned from proprietary trading activities. In addition, please clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result.

We do not believe that disclosure related to proprietary trading with respect to our foreign exchange trading revenues is necessary. Proprietary trading is not a well defined term, and State Street does not engage in proprietary trading as we believe such term is defined in the Staff’s comments. As a market maker in the foreign currency markets, we maintain an active market in a broad range of currencies, enter into transactions as principal and may maintain an inventory for trading purposes of various currencies, maturity tenors and option sensitivity metrics. In doing so, we may take positions in anticipation of client demand, and we may be long or short in particular currencies at any point in time. Through proper management of such positions, we may profit from acting as market maker in addition to the spreads that we earn on specific transactions. We do not, however, engage in foreign currency transactions for purposes that are not associated with our market making businesses.

Notes to Consolidated Financial Statements, page 93

Note 1. Summary of Significant Accounting Policies, page 93

Allowance for Loan Losses, page 96

7.	You state on page 96 that you record a provision for loan losses based on management’s estimate of the amount necessary to maintain the allowance at a level considered “adequate” to absorb estimated probable credit losses. If true, please revise to confirm here as well as in management’s discussion and analysis to clearly state that you recorded the allowance for loan losses at the amount that you believe to be the “appropriate” amount as an estimate of your inherent probable losses within your loan portfolio.

We believe that our allowance for loan losses is appropriate and is determined in accordance with accounting principles generally accepted in the U.S., or GAAP. Accordingly, as suggested, we made the necessary changes beginning with our first quarter 2011 Form 10-Q to state that our allowance for loan losses was at a level considered appropriate to absorb estimated probable credit losses inherent in the loan and lease portfolio.

Note 3. Investment Securities, page 103

8.

We note your disclosure related to the repositioning of your investment portfolio in December 2010 that resulted in the sale of approximately $11 billion of investment securities, of which $4.8 billion was previously classified as held to maturity. We further note your disclosure that this repositioning was undertaken to enhance your capital ratios under evolving regulatory capital standards, increase your balance sheet flexibility in deploying your capital and reduce your exposure to certain asset classes. Please further elaborate on the evolving regulatory capital standards that led in part to your determination to sell securities classified as held to maturity and explain how your decision met one of the criteria in ASC 320-10-25-6. Lastly, please tell us if any of those held to maturity securities sold were part of the $14.6 billion of securities transferred from available for sale to held to maturity during the fourth quarter of 2008.

ASC 320-10-25-6 outlines changes in circumstances under which an entity may change its intent to hold a certain security to maturity without calling into question its intent to hold other debt securities to maturity in the future, including a significant increase by the regulator in the industry’s capital requirements that cause an entity to downsize by selling held-to-maturity securities as well as a significant increase in the risk weights of debt securities used for regulatory risk-based capital purposes.

As we noted in our disclosure, our action to reposition our investment portfolio by selling certain investment securities was made in response to evolving regulatory capital standards, among other factors, and therefore the sale of securities out of held to maturity (HTM) was permissible under GAAP. This conclusion was supported by the fact that we will be subject to an increase in regulatory capital requirements and risk weights, specifically Basel II, under which State Street will be required to report capital ratios publicly in the near term. These requirements significantly affect the regulatory capital requirements for financial institutions around the world. On September 12, 2010, The Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision (BCBS), announced the calibration and timeline for revised minimum capital requirements and liquidity standards for banks. This BCBS action, together with the ongoing implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as further clarity on the stress test process undertaken with the Federal Reserve, prompted us to undertake an internal review process which resulted in our action taken in the fourth quarter of 2010.

These new regulatory capital requirements will substantially change the rules supporting the quantification of the risks related to on- and off-balance sheet exposures of financial institutions, and will affect management’s asset mix and investment decisions. In particular, Basel II contains a punitive “securitization deduction” provision, whereby capital is reduced dollar-for-dollar for on- and off-balance sheet exposures qualifying as “asset securitizations,” such as structured securities, rated below “BB-” or un-rated. This securitization deduction would have had a significant impact on our capital as a result of downgrades of certain debt securities, leading to a punitive capital reduction. This deduction, as well as the evolving understanding that the Federal Reserve will likely evaluate financial institutions on a “stressed” basis rather than on a reported basis, has clearly changed the presumed regulatory capital framework under which financial institutions will be evaluated in 2011 and going forward. In order to maximize our capital efficiency, we re-balanced our securities portfolio. As noted above, an increase in regulatory capital requirements and risk weights is explicitly contemplated by ASC 320-10-25-6 as one of the conditions under which a transfer out of HTM would be permissible, without calling into question the intent and ability to hold other securities to their maturities.

Of the $4.8 billion of HTM securities that were sold, $2.6 billion were part of the $14.6 billion of securities transferred from securities available for sale to securities held to maturity during 2008.

Note 4. Loans and Leases, page 111

9.	We note your disclosure on page 112 regarding a modification made to one of your commercial real estate (CRE) loans during 2010 in addition to the execution of a $180 million revolver facility, of which $160 million is currently outstanding as of December 31, 2010. Please tell us and revise your future filings, beginning with your Form 10-Q for the period ended March 31, 2011, to address the following:

•	The terms of the restructuring of the original loan specifically including the concession(s) granted;

•	Whether upon restructuring, you charged-off any amount of the original loan along with how you determined this amount, as applicable;

•	Whether the loan considered to be a troubled debt restructuring (TDR) was classified as a non-accrual or accrual and how you made this determination; and

•

Additional information related to the execution of the $180 million revolver facility including but not limited to the reasons for the extension given the fact that other loans extended to this borrower have been restructured, the loan terms in further detail, whether this loan is currently performing as agreed, whether and how interest is being accrued on the loan and any other information deemed necessary for a complete understanding.

Our troubled debt restructurings have resulted from a portfolio of commercial real estate, or CRE, loans which we did not originate, but rather took possession of upon execution against collateral resulting from a Lehman Brothers default in 2008, which we have regularly disclosed in our financial statements. We are not in the business of originating CRE loans, and as such the restructuring activities related to this static portfolio of loans do not represent a significant or normal activity of State Street. In response to your questions on a specific TDR that occurred in 2010:

•

The concession granted to the borrower was the extension of a loan at a contractual interest rate that was not able to be substantiated as equivalent to a current market rate for debt with similar risk;

•

As we disclosed in Note 4 of our 2010 Form 10-K, no amount of the original loan was charged off, as the discounted cash flows of the modified loan exceeded the carrying amount of the original loan as of the modification date;

•

The loan was classified as accruing because it was an acquired credit-impaired loan accounted for under the provisions of ASC 310-30 (formerly SOP 03-3). ASC 310-30 required us to maintain accrual of interest on the acquired credit-impaired loan since we were able to reasonably estimate the expected future cash flows on the loan; and

•

We modified the loan and extended a $180 million revolver facility to the borrower with whom we had a TDR because we believed it was in our best interest, in order to maximize the long-term cash flows expectation on the loan. The terms of the modification included incremental equity funding by the developer upon closing to aide in the transition from land to property development for sale. Subsequent to the loan modification and extension of the revolver facility, both loans continue to perform in accordance with their contractual terms, and therefore interest is currently accruing based on the loans’ modified contractual terms.

10.	As a related matter, please tell us and revise your future filings, beginning with your Form 10-Q for the period ended March 31, 2011, to more fully explain the composition of your TDR loans as of a period end, along with information related to the type(s) of concessions granted, accrual/non-accrual status, whether these loans are considered impaired and any other information deemed necessary for a complete understanding. We note your disclosure on page 114 that as of December 31, 2010 you had $307 million of CRE loans which were modified in TDRs, but absent the disclosure on page 112 no additional disclosures are provided.

As we noted in our response to Staff comment 9, our TDR activity has been minimal and related to a static portfolio of acquired loans that do not represent a significant or normal activity of State Street. As prescribed under current ASC Topic 310, the tables presented in our loans and leases footnote provide insight as to the loan balances that are on non-accrual status or deemed impaired, which include our TDR loans. In preparing our TDR disclosures we consider the provisions of ASC Topic 310 which require the disclosure of “information” about loans modified in a TDR. In determining the level of information that would be useful to a reader, we considered the nature and amount of the loan being modified and how it related to our core business. Nonetheless, we recognize the Staff’s comment, and in future filings we will consider enhancing our disclosures associated with TDRs.

Definitive Proxy Statement on Schedule 14A

Item 1 – Election of Directors, page 7

11.	We refer to the director biographies on pages 8 to 13 of your proxy statement and note your disclosure at the bottom of page 23. In future filings, please ensure that each director biography clearly reflects the specific experience, qualifications, attributes, or skills that led to the conclusion that each director or director nominee should serve in that capacity, in light of your business and structure. Refer to Regulation S-K Item 401(e)(1). We note in this regard that the biographies for Dame Fawcett, Dr. Hill and Messrs. Sergel, Summe and Weissman do not discuss the reasons for the Board’s conclusion that they should to serve as directors in the same manner reflected in the biographies of the other directors.

In future filings, we will enhance the disclosure concerning the directors referenced in the Staff’s comment to more clearly reflect, in accordance with Regulation S-K Item 401(e)(1), the experience, qualifications, attributes or skills that led to the conclusion that each such director should serve in that capacity.

Compensation Discussion and Analysis, page 36

12.	We note your statement that the Committee was aware of prior “say on pay” approvals when making its compensation determinations for 2010. In future filings, please discuss whether the Committee considered the results of the most recent shareholder advisory vote. If applicable, discuss how the Committee’s consideration affected compensation decisions and policies. Please see Item 402(b)(1)(vii) of Regulation S-K.

In future filings, we will enhance the disclosure in our compensation discussion and analysis to more clearly reflect, in accordance with Regulation S-K Item 402(b)(1)(vii), whether and, as applicable, how we considered the results of the most recent shareholder “say on pay” vote in determining compensation policies and decisions.

Incentive Compensation, page 39

13.	Please tell us and revise your future filings to clarify how your stock performance relates to actual incentive compensation awards for your named executive officers. We note in this regard your disclosure at the bottom of page 39 that incentive compensation awards are significantly dependent on the performance of your stock.

Two principal features of our incentive compensation program – (1) the mix of incentives awarded and (2) the deferral periods that apply to equity-based awards – relate our stock performance to the actual incentive compensation awards for our named executive officers. As a result of these two features, a significant portion of the incentive compensation earned by our named executive officers is related to the performance of our stock.

Mix of Awards. The disclosure on page 37 (under the heading “Overview—Deferred Compensation Mix”) of our proxy statement sets out the significant percentage of incentive compensation to named executive officers that was made in the form of equity-based awards. As disclosed, our chief executive officer received 66% of his total incentive compensation award in the form of performance-based restricted stock units. The performance based criteria was return on common equity. The other current named executive officers received, on average, approximately 57% of their total incentive compensation award in the form of performance-based restricted stock units. For each current named executive officer, more than a majority of the 2010 incentive compensation award was equity-based and, therefore, related to the performance of our stock.

Deferral of Equity Awards. All of the equity-based awards referred to above include significant deferral periods. These deferral periods (four years or three years, depending on the award) are described on page 37 (under the heading “Overview—Deferral and Performance Metrics”) and pages 40-41 (under the heading “Total Compensation—Incentive Compensation—Design of 2010 Incentive Compensation”) of our proxy statement. As a result of the inclusion of multi-year deferral periods in the design of the incentive compensation awards, executives are prevented from selling the equity awarded during the deferral periods. The cash value that can ultimately be realized by the executive with respect to the equity subject to the award is therefore aligned with the performance of our common stock during the applicable deferral period.

We note that the disclosure (at the bottom of page 39 under the heading “Total Compensation—Incentive Compensation” of our proxy statement) referenced in the Staff’s comment does not highlight the compensation mix and deferral period elements described above. In future filings, as applicable, we will clarify the relationship between stock performance and actual incentive compensation awards to our named executive officers.

14.	Please provide proposed disclosure to be included in future filings disclosing the ROE level included in the 2011 budget and used as the performance vesting criteria and clarify what “pre-established, objectively determinable factors” you use to adjust the applicable ROE levels. Similarly discuss performance vesting criteria for the three-year “cliff” vesting equity awards that are applicable to Mr. Powers and based upon SSgA’s performance.

In the bulleted text on page 34 of our proxy statement (under the heading “Executive Compensation—Individual Determinations”) we disclose the performance results for prior incentive compensation awards to our named executive officers. In the proxy statement for our 2012 annual meeting of shareholders, we similarly will specify the performance vesting criteria for the four-year and three-year (SSgA) performance-based restricted stock units disclosed in our proxy statement for the 2011 annual meeting of shareholders.

Consistent with Section 162(m) of the Internal Revenue Code of 1986, as amended, and the terms of our Senior Executive Annual Incentive Plan, our Executive Compensation Committee (sometimes referred to in this letter as the “Committee”), within 90 days after the beginning of each performance year, may provide for objectively determinable adjustments to performance measures to reflect events occurring during the relevant year that affect the applicable performance measure. Examples of these events include, without limitation, acquisitions, dispositions and similar transactions, related expenses and amortization, changes in accounting principles or law, impairment and restructuring charges and other events. This practice, including a listing of these “objectively determinable events,” is disclosed in the proxy statement on pages 16-17 under the heading “Performance Goals” and in Appendix A of the proxy statement on page A-1 (Section IV. Performance Goals).

In future filings, as applicable, we will clarify that the “objectively determinable events” referenced are the events provided for under the Senior Executive Annual Incentive Plan. An example of our proposed disclosure is as follows:

Also, in late February 2012, the Executive Compensation Committee reviewed 2011 financial results for purposes of our incentive plans and performance metrics for periods ended December 31, 2011.

•

The performance period (2011) for the four-year performance-based restricted stock units granted as part of 2010 incentive compensation to each of the named executive officers ended. The relevant performance target for this one-year performance period was return on equity, determined in accordance with GAAP, of XX%. Actual performance for the relevant performance period was XX%, as adjusted for objectively determinable factors within the meaning of our shareholder-approved Senior Executive Annual Incentive Plan. Based on this performance, XX% of the restricted stock units vesting after one year (25% of each individual’s award) converted into State Street common stock and (2) the restricted stock units scheduled to vest in each of 2013, 2014 and 2015 (25% of each individual’s award in each year) will, if and upon vesting, also convert into State Street common stock at rate of XX% per unit.

15.	We refer to your disclosure at the bottom of page 41. Please provide proposed disclosure to be included in future filings indicating what “certain events” trigger acceleration of deferred cash awards.

Payment of the deferred cash awards granted in February 2011 as part of 2010 incentive compensation accelerates in full upon a change in control of State Street or upon the individual’s death or disability. These change in control effects are disclosed at the bottom of page 62 of our proxy statement (under the heading “Potential Payouts upon Termination or Change of Control—Change of Control”). In addition, these deferred cash awards continue to vest and will be paid in accordance with their original terms in the event the individual’s employment is terminated other than voluntarily or due to gross misconduct. This continued vesting, which may be viewed by some as an acceleration of vesting (without immediate payment) is disclosed towards the bottom of page 61 of our proxy statement (under the heading “Potential Payouts upon Termination or Change of Control—Termination of Employment”).

16.	Please clarify whether the “annual financial performance goals” mentioned in the second paragraph on page 42 differ from the Operating NIBTIC levels that you say represent an initial payout opportunity. If so, provide proposed future disclosure disclosing the goals, and clarify how attainment of such goals relates to named executive officers’ cash incentive compensation payout. Please also reconcile your disclosure that “[t]he SEAIP allows the Committee to exercise negative discretion to make awards that are less than the payout opportunity” with your disclosure in column (g) of the Summary Compensation Table that appears on page 49 of your proxy. We note in this regard that Messrs. Antonellis, Phalen and Resch all appear to have received non-equity incentive compensation that exceeded their respective payout opportunities. Finally, please clarify the relationship between the payout opportunity for non-equity incentive plan awards and the target and maximums reflected in columns (d) and (e) of the Grant of Plan-Based Awards table that appears on page 52.

The “annual financial performance goals” mentioned in the second paragraph on page 42 of our proxy statement refer to the 2010 Operating NIBTIC payout opportunities specified later in that paragraph. In granting annual incentive awards under the Senior Executive Annual Incentive Plan for the 2010 compensation year, the Committee multiplied the applicable percentage payout opportunity for each current named executive officer by the adjusted 2010 Operating NIBTIC amount of $2.7 billion (reflecting the Committee’s negative net adjustment from the 2010 Operating NIBTIC of $3.2 billion) to achieve that officer’s payout opportunity. As described at the end of the first paragraph on page 42 of our proxy statement, the Committee then determined the officer’s award under the Senior Executive Annual Incentive Plan, together with the officer’s long-term incentive award, in consideration of the subjective factors described in the discussion set forth under the heading “Determination of 2010 Compensation” beginning on page 43 of our proxy statement.

For the awards under the Senior Executive Annual Incentive Plan, this resulted in the Committee applying additional negative discretion (beyond that applied in the downward adjustment to 2010 Operating NIBTIC) to the payout opportunities for Messrs. Hooley and Powers and not applying any additional negative discretion to the payout opportunities for Messrs. Resch, Antonellis and Phalen (each of whom received a cash award under the SEAIP equal to such payout opportunity). The table below describes these calculations (using adjusted 2010 Operating NIBTIC of $2.659 billion) and shows the 2010 Senior Executive Annual Incentive Plan awards, which were reported as non-equity incentive plan compensation in column (g) of our Summary Compensation Table (SCT) on page 49 of our proxy statement.

Name	2010 SEAIP Payout Opportunity %	2010 SEAIP Payout Opportunity	2010 SEAIP Award	2010 Non- Equity Compensation in SCT (g)
Joseph L. Hooley	0.247443%	$6,579,500	$4,000,000	$4,000,000
Edward J. Resch	0.131970%	$3,509,100	$3,509,100	$3,509,100
Scott F. Powers	0.164962%	$4,386,300	$3,725,000	$3,725,000
Joseph C. Antonellis	0.115473%	$3,070,400	$3,070,400	$3,070,400
James S. Phalen	0.115473%	$3,070,400	$3,070,400	$3,070,400

In our Grant of Plan-Based Awards table on page 52 of our proxy statement, we report our awards under the Senior Executive Annual Incentive Plan in the non-equity incentive plan awards section of the table (on the lines titled “2010 SEAIP 162(m) Plan”). At the time of disclosure, the full, actual amount of each award is already known. However, to demonstrate how the awards function, we disclose the “threshold,” “target” and “maximum” amounts of the awards as of the time when the applicable payout opportunities are established by the Committee (early 2010). Therefore, we disclose (1) the “threshold” payment for each award as $0, due to the opportunity for both (a) the Committee to apply negative discretion to the full amount of the payout opportunity and (b) Operating NIBTIC to be $0 or less, (2) the “target” amount (determined by the Committee in early 2010) and (3) the “maximum” amount as the $10 million maximum individual payout permitted under the Senior Executive Annual Incentive Plan (due to the possibility that, but for that maximum, 2010 Operating NIBTIC could be sufficiently high to result in a possible payout opportunity greater than $10 million). In future filings, we will include footnote disclosure to the table describing the applicable relationship between the payout opportunity for Senior Executive Incentive Plan Awards and the “threshold”, “target” and “maximum” amounts described in the table.

17.	We note that the equity awards disclosed at the bottom of page 44 and reported in column (e) of your Summary Compensation Table appear to significantly exceed the payout opportunity calculations for your named executive officers. Please provide proposed future disclosure describing in grater detail how the Committee uses the payout opportunity calculations as a guide in determining equity awards, and clarify the extent to which such awards are based upon company performance or the Committee’s subjective assessment.

The long-term incentive awards granted in early 2011 for the 2010 compensation year are all equity-based. Therefore, although they appear in the table presented at the bottom of page 44 of our proxy statement, as disclosed on page 45 of our proxy statement (under the heading “Relationship of Total Compensation to Summary Compensation Table and Related Tables”), they do not appear in the Summary Compensation Table on page 49 of our proxy statement. Consistent with Item 402(c)(2)(v), the equity-based awards granted in early 2011 will appear in the “2011” row in our proxy statement for our 2012 annual meeting of shareholders. The amounts that appear in this year’s Summary Compensation table in the 2010 row in column (e) relate to awards that were actually granted in 2010 (most of which relate to 2009 compensation).

For the Senior Executive Annual Incentive Plan, the payout opportunity guidelines act as a ceiling upon which only negative discretion may be applied by the Committee in making awards. As disclosed in the third paragraph on page 42 of our proxy statement, the Committee may apply either positive or negative discretion to the long-term incentive award payout opportunity guidelines in making awards. The long-term incentive awards disclosed in the table at the bottom of page 44 of our proxy statement were higher than the long-term incentive payout opportunity for four of our five current named executive officers. As noted above in our response to the Staff’s Comment 16, at the end of the first paragraph on page 42 of our proxy statement, we disclose that the Committee determined each current named executive officer’s award under the Senior Executive Annual Incentive Plan, together with the officer’s long-term incentive award, in consideration of the subjective factors described in the discussion set forth under the heading “Determination of 2010 Compensation” beginning on page 43 of our proxy statement.

In future filings, as applicable, we will include disclosure indicating whether the Committee awarded long-term incentive compensation above or below the relevant long-term incentive compensation payout opportunity guideline. As applied to the 2010 compensation year, an example of this disclosure is as follows: “Except in the case of Messrs. Hooley and Powers, the Committee exercised positive discretion to grant 2010 long-term incentive awards in amounts higher than applicable long-term incentive award payout opportunity guideline. For a discussion of the factors considered by the Committee in determining the amounts awarded under the Senior Executive Annual Incentive Plan and the long-term incentive plan for 2010, see “Determination of 2010 Compensation—Significant Factor” and “—Individual Factors”, beginning on page 43 of this proxy statement.”

2010 Director Compensation, page 66

18.	Please confirm that the values included in the column titled “Stock Awards” are computed in accordance with FASB ASC Topic 718.

We confirm that the values included in the column titled “Stock Awards” in the Director Compensation Table on page 66 of our proxy statement are computed in accordance with ASC Topic 718.

Form 8-K filed April 19, 2011

19.	We note your presentation of operating basis-earnings, operating basis-revenues, operating basis-expenses, earning per share and return on common equity (both only footnoted to note that they are presented on an operating basis, which is non-GAAP), as well as full consolidated operating-basis financial statements. In future filings, given the volume of non-GAAP measures presented in the filing, please expand your disclosures to further identify these metrics as non-GAAP. For example, consider also denoting at the title of the operating-basis financial statement that they are non-GAAP and consider using a parenthetical label titled “non-GAAP” next to each non-GAAP measure when presented in the table.

As suggested, in future periods we will modify table headings and footnotes to further identify non-GAAP measures.

* * * * *

State Street acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. State Street also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that State Street may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 617-664-8697 or David A. Guy, Senior Vice President and Director of External Reporting and Accounting Policy, at 617-664-0595, if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ James J. Malerba
James J. Malerba
Executive Vice President,
Corporate Controller and
Chief Accounting Officer